Filed by Baxalta Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Baxalta Incorporated

Commission File No.: 001-36782

Baxalta Announces Date for Special Meeting of Stockholders to Vote on Combination With Shire

BANNOCKBURN, IL, April 14, 2016 – Baxalta Incorporated (NYSE: BXLT) announced today that the special meeting of stockholders to adopt the merger agreement with Shire plc (LSE: SHP, NASDAQ: SHPG) will be held on May 27, 2016, at 7:00 a.m. Central Time, for shareholders of record as of the close of business on April 11, 2016. The special meeting will be held at Baxalta’s corporate headquarters, located at 1200 Lakeside Drive, Bannockburn, Illinois 60015.

For more information, please refer to the merger proxy on Form S-4 that Shire has filed with the Securities and Exchange Commission (SEC).

About Baxalta

Baxalta Incorporated (NYSE: BXLT) is a global biopharmaceutical leader developing, manufacturing and commercializing therapies for orphan diseases and underserved conditions in hematology, immunology and oncology. Driven by passion to make a meaningful impact on patients’ lives, Baxalta’s broad and diverse pipeline includes biologics with novel mechanisms and advanced technology platforms such as gene therapy. Launched in 2015 following separation from Baxter International, Baxalta’s heritage in biopharmaceuticals spans decades. Baxalta’s therapies are available in more than 100 countries and it has advanced biological manufacturing operations across 12 facilities, including state-of-the-art recombinant production and plasma fractionation. Headquartered in Northern Illinois, with its Global Innovation Center in Cambridge, Mass., Baxalta employs 17,000 employees worldwide.

Forward-Looking Statements

This release includes forward-looking statements concerning Baxalta’s proposed combination with Shire. Such statements are made of the date that they were first issued and are based on current expectations, beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Baxalta’s control and which could cause actual results to differ materially from those in the forward-looking statements, including the following: the inability to complete the proposed combination with Shire due to failure to obtain the approval of Baxalta’s or Shire’s stockholders or the failure to satisfy other conditions to completion of the proposed combination; the failure to obtain regulatory approvals required for the proposed combination, or required regulatory approvals delaying the proposed combination or causing the parties to abandon the proposed combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement related to the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the effect of the announcement of the proposed combination on Baxalta’s client relationships, operating results and business generally, including without limitation the ability to retain key employees; the potential diversion of Baxalta’s management’s attention resulting from the proposed combination and of the combined company’s management’s attention resulting from integration issues after the proposed combination; and other risks identified in Baxalta’s Securities and Exchange Commission (SEC) filings, all of which are available on Baxalta’s website, as well as other risks related to the proposed combination identified in Shire’s respective filings with the SEC. Baxalta expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval. In connection with the proposed combination, Shire and Baxalta will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta may file with the SEC or the FCA in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at (781) 482-9018 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com. Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 940-3371.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 23, 2016. You can find information about Baxalta’s directors and executive officers in Baxalta’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 3, 2016. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

###

Baxalta Media Relations

Geoffrey Mogilner, +1-224-940-8619, geoffrey.mogilner@baxalta.com

Baxalta Investor Relations

Mary Kay Ladone, +1-224-940-3371, mary.kay.ladone@baxalta.com

Lorna Williams, +1-224-940-3511, lorna.williams@baxalta.com

4